January 24, 2020

VIA EDGAR

Angela Lumley

Rufus Decker

Jonathan Burr

Brigitte Lippmann

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	AnPac Bio-Medical Science Co., Ltd. (CIK No. 0001786511) Registration Statement on Form F-1 (File No: 333-234408) Registration Statement on Form 8-A (File No. 001-39137)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, AnPac Bio-Medical Science Co., Ltd. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “F-1 Registration Statement”) be accelerated to, and that the Registration Statement become effective at, 4:00 p.m., New York City time on January 28, 2020, or as soon as practicable thereafter.

The Company also requests that the above-referenced Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended, covering the American depositary shares representing Class A ordinary shares of the Company (the “8-A Registration Statement,” together with the F-1 Registration Statement, the “Registration Statements”), be declared effective concurrently with the F-1 Registration Statement.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461 of Regulation C. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Cleary Gottlieb Steen & Hamilton LLP.

The Company understands that WestPark Capital, Inc. and Univest Securities LLC., on behalf of the prospective underwriters of the offering, have joined in this request in a separate letter filed today with the U.S. Securities and Exchange Commission.

[Signature page follows]

Very truly yours,

AnPac Bio-Medical Science Co., Ltd.
By:	/s/ Chris Chang Yu
Name:	Chris Chang Yu
Title:	Chairman of the Board of Directors and Chief Executive Officer

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